S A M E X M I N I N G C O R P.

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC V2S 6J3

Telephone: (604) 870-9920 Toll Free: 800 828-1488 Fax: (604) 870-9930

Item 2: Date of Material Change

March 27, 2013

Item 3: News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on March 27, 2013 and was disseminated through the wire services of Marketwire.

Item 4: Summary of Material Change

SAMEX REPORTS ENCOURAGING PRELIMINARY RESULTS AT EL GRINGO AND FURTHER EXPANDS DRILL PROGRAM

SAMEX Mining Corp. is pleased to announce strong copper and gold assay results from its preliminary El Gringo drilling campaign located at the Los Zorros project in Chile. Hole N°10 intersected 22 meters of .49% copper-equivalent mineralization (.24% copper plus .4 grams per tonne gold) beginning at surface within a strong leaching zone, while hole N°5 intersected 7 meters of hydrothermal breccia with .92% copper mineralization at a depth of 117 meters. Both holes also show strongly anomalous copper and gold values disseminated throughout multiple other intervals.

Item 5: Full Description of Material Change

SAMEX Mining Corp. is pleased to announce strong copper and gold assay results from its preliminary El Gringo drilling campaign located at the Los Zorros project in Chile. Hole N°10 intersected 22 meters of .49% copper-equivalent mineralization (.24% copper plus .4 grams per tonne gold) beginning at surface within a strong leaching zone, while hole N°5 intersected 7 meters of hydrothermal breccia with .92% copper mineralization at a depth of 117 meters. Both holes also show strongly anomalous copper and gold values disseminated throughout multiple other intervals. In light of these encouraging results, the Company has decided to further expand this phase of its El Gringo drill campaign by another 800 meters to 2000 total meters. A detailed drill map and images of these highlighted intercepts have been posted online in the Coreshack section of www.samex.com.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7: Omitted Information

There is no omitted information.

Item 8: Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Sasan Sadeghpour, Director, Chairman and Interim CEO of the Issuer at (713) 956-5200, extension 102, who is knowledgeable about the material change.

Item 9: Date of Report

Dated at Houston, Texas, the 27th day of March, 2013.

“Sasan Sadeghpour”

        Director, Chairman

and Interim CEO